Keith E. Gottfried
Partner
202.739.5947
kgottfried@morganlewis.com

October 14, 2014

VIA E-MAIL AND EDGAR AS CORRESP

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Echo Therapeutics, Inc. Soliciting Materials filed pursuant to Rule 14a-12 Filed October 2 and 6, 2014 File No. 001-35218

Dear Mr. Duchovny:

At the request of and on behalf of our client, Echo Therapeutics, Inc., a Delaware corporation (“Echo” or the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated October 7, 2014, with respect to the above-referenced filings. For ease of reference, the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter.

Soliciting Materials filed October 2, 2014

1.	Staff Comment: Please provide us supplemental support for the various statements, press releases and investor conference call referenced in your solicitation materials.

Response:  In response to the Staff’s comment seeking supplemental support for the various statements, press releases and investor conference call referenced in Echo’s solicitation materials, Echo responds as follows:

On July 18, 2014, Michael M. Goldberg, M.D., without the Echo Board’s authorization, participated in a “town hall” stockholders’ meeting hosted by Platinum Management (NY) LLC and its affiliates (collectively, “Platinum”). Dr. Goldberg was specifically cautioned by Echo’s lead independent director, William F Grieco, that Dr. Goldberg’s participation in Platinum’s “town hall” meeting was not authorized by the Echo Board of Directors (the “Echo Board”) and would be in violation of the Echo Board’s policies and protocols, including, but not limited to, those relating to confidentiality. At this “town hall” meeting, Dr. Goldberg made a public and unauthorized presentation about Echo.

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
October 14, 2014

On September 19, 2014, Michael M. Goldberg, M.D., without the Echo Board’s authorization, issued a press release titled “Newly Elected Board Members of Echo Therapeutics to Host Conference Call to Provide Stockholder Update on Monday, September 22nd.”

On September 22, 2014, Michael M. Goldberg, M.D. and Shepard M. Goldberg, without the Echo Board’s authorization, hosted a conference call with investors in which they discussed various Company matters.  This led Echo to issue a press release disclaiming responsibility for the statements made by Dr. Goldberg during the investor call and subsequent thereto, which Echo issued on October 2, 2014.

On September 23, 2014, Michael M. Goldberg, M.D., without the Echo Board’s authorization, transmitted non-public information relating to Echo to a stockholder of Echo as well as various media outlets that related to a proposed financing of Echo by Platinum. The email was sent to, among others, a purported stockholder named Robert OMahony with a copy to Mark A. Nordlicht, Platinum’s Chief Investment Officer.

On September 24, 2014, Michael M. Goldberg, M.D., without the Echo Board’s authorization, issued a press release titled “Platinum Management and Newly Elected Board Members Unveil New Financing Plan for Echo Therapeutics.” In the press release, Shepard M. Goldberg stated that “We thank Platinum for their continued support and with this funding we look forward to moving the company forward and to capitalize on the exponential potential of Echo's technology.” In addition, Michael M. Goldberg, M.D. stated that “With access to capital, while we go through the trouble of removing the three lingering directors for cause, we hope to maintain as much of the key staff and technical capabilities as possible and we would appreciate it immensely if the lingering three would cease interfering with our good faith efforts to advance the Company.”

Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we have submitted to the Staff on a supplemental basis various materials supporting the above response.

Soliciting Materials filed October 6, 2014

2.
Staff Comment: Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the statements:

●
that Platinum’s proxy statement is “procedurally and substantively deficient and may involve violations of federal securities laws and rules and regulations governing proxy solicitations” and that such filing contains “numerous inaccuracies, misstatements and untruths.”

Response:  In response to the Staff’s comment seeking support for the above-referenced statements,  Echo responds as follows:

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The statement that Platinum’s proxy statement is “procedurally and substantively deficient and may involve violations of federal securities laws and rules and regulations governing proxy solicitations.”

                Platinum’s proxy statement is procedurally and substantively deficient because prior to soliciting proxy cards from Echo’s stockholders to vote at a special meeting of stockholders, Platinum was required to file a preliminary proxy statement with the Commission to solicit agent designation cards for the appointments of persons to be designated as the stockholder’s agent for the purpose of calling a special meeting of stockholders of the Company as Platinum does not own the required percentage of the voting power of the outstanding shares of the Company to call a special meeting.

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
October 14, 2014

        Pursuant to Section 1.3 of the Amended and Restated Bylaws of Echo, special meetings of stockholders may be called for any purpose or purposes at any time by the Chairman of the Board, the Chief Executive Officer, a majority of the Board of Directors, or at the request of stockholders owning a 75% majority of the voting power of the outstanding shares entitled to vote in the election of directors. Nowhere in Platinum’s proxy statement does Platinum indicate that it does not currently have the right to call or request a special meeting of stockholders. Echo believes it is false and misleading for Platinum to provide stockholders with a preliminary proxy statement for a special meeting that it does not currently have the authority to call or request and that has not been called by Echo for the purpose of removing directors for cause.

               Given the ownership threshold required to request that a special meeting be called and the fact that Platinum beneficially owns less than 20% of the outstanding shares of Echo, prior to soliciting proxy cards from stockholders to vote at a special meeting of stockholders, Echo believes that Platinum should file a preliminary proxy statement with the Commission to solicit agent designation cards for the appointments of persons to be designated as the stockholder’s agent for the purpose of calling a special meeting of stockholders of the Company.

It is Echo’s position that, in the absence of the most clear-cut circumstances, only a Delaware court may determine that “cause” exists sufficient to justify the removal of a director, whether such a determination is made pursuant to an action brought under Section 225 of the Delaware General Corporation Law (the “DGCL”) or pursuant to another judicial proceeding. Platinum has provided no legally cognizable justification for allowing stockholders of a Delaware corporation to reach the legal conclusion that “cause” exists sufficient to remove a director under the DGCL. While stockholders may theoretically remove directors for cause under Section 141(k) of the DGCL, it is far from clear that stockholders are permitted to reach the legal conclusion that “cause” exists in any but the most clear cut of circumstances since the DGCL does not define “cause.”

In addition, Echo believes that the proposal that stockholders are being asked to vote upon, the removal of the Non-Affiliated Independent Directors for “cause,” is by itself in conflict with Rule 14a-9 of the Exchange Act since it is vague and indefinite.  Stockholders are being asked to vote on a proposal where the central defined term, “cause,” is left undefined and, accordingly, each stockholder is being asked to apply their own personal and unique definition of “cause” in determining how to vote on the proposal to remove the three Non-Affiliated Independent Directors for “cause.”

●	The statement that Platinum’s proxy statement contains “numerous inaccuracies, misstatements and untruths.”

Platinum’s proxy statement contains, among others, the following inaccuracies, misstatements and untruths:

●	The omission of any disclosure in Platinum’s proxy statement that Platinum does not currently have the right to call or request a special meeting of stockholders is false and misleading.

●
The statement in Platinum’s proxy statement to the effect that the three independent members of the Echo Board who do not have a historical affiliation with and were not designated or nominated to the Echo Board by Platinum (the “Non-Affiliated Independent Directors ”) have breached their fiduciary duties.

●	The statement in Platinum’s proxy statement to the effect that the Non-Affiliated Independent Directors have engaged in “self-dealing.”

●
The statement in Platinum’s proxy statement to the effect that the Non-Affiliated Independent Directors have engaged in a “repetitive and ongoing pattern of harassment and obstruction of the Company’s core business.”

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
October 14, 2014

●
The statement in Platinum’s proxy statement to the effect that the Non-Affiliated Independent Directors are using “the Company’s limited funds for their own benefit to protect and entrench themselves.”

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The statement in Platinum’s proxy statement to the effect that the Non-Affiliated Independent Directors have engaged in actions that are “egregious, offensive and so damaging to the Company’s Business.”

3.
Staff Comment: You must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure that Platinum has misled and continues to mislead your security holders.

Response:  In response to the Staff’s comment seeking the factual foundation for our disclosure that Platinum has misled and continues to mislead our security holders,  Echo responds as follows and sets forth the following misleading statements made by Platinum in the preliminary proxy statement that it filed with the SEC on September 29, 2014:

●
The omission of any disclosure in Platinum’s proxy statement that Platinum does not currently have the right to call or request a special meeting of stockholders since it is required to first solicit agent designations.

●	The statement in Platinum’s proxy statement to the effect that Platinum is not seeking control of Echo when it is attempting to replace a majority of the Echo Board’s membership.

●	The statement in Platinum’s proxy statement to the effect that Non-Affiliated Independent Directors have breached their fiduciary duties of care and loyalty.

●	The statement in Platinum’s proxy statement to the effect that the Non-Affiliated Independent Directors have engaged in “self-dealing.”

●
The statement in Platinum’s proxy statement to the effect that the Non-Affiliated Independent Directors have engaged in a “repetitive and ongoing pattern of harassment and obstruction of the Company’s core business.”

●
The statement in Platinum’s proxy statement to the effect that the Non-Affiliated Independent Directors are using “the Company’s limited funds for their own benefit to protect and entrench themselves.”

●
The statement in Platinum’s proxy statement to the effect that the Non-Affiliated Independent Directors have engaged in actions that are “egregious, offensive and so damaging to the Company’s Business.”

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
October 14, 2014

●
The statement in Platinum’s proxy statement that a fee-shifting bylaw has “no practical effect other than to further entrench the Lingering Directors by attempting to frustrate the exercise of stockholders’ lawful rights while insulating the entrenched Lingering Directors from checks and balances by these stockholders.”

●	The statement in Platinum’s proxy statement that the Non-Affiliated Independent Directors have little regard for U.S. securities laws.

*   *   *   *   *   *

We appreciate the Staff’s review of Echo’s filings. If you have any questions regarding these responses, please telephone the undersigned or Joanne R. Soslow, both of Morgan, Lewis & Bockius LLP, at (202) 739-5947 and (215) 963-5262, respectively. Our e-mail addresses are kgottfried@morganlewis.com and jsoslow@morganlewis.com.

Very truly yours,

/s/ Keith E. Gottfried

Keith E. Gottfried

cc:           Kimberly A. Burke, Esq. (General Counsel) – Echo Therapeutics, Inc.
Joanne R. Soslow, Esq. – Morgan, Lewis & Bockius, LLP